Exhibit 99.1
William J. Driscoll, Geologist
16311 Hunters Trail
Montgomery, Texas 77356
(713) 305-0802 - wildris@consolidated.net
March 30, 2010
Mr. Thomas W. Heath, President
Blue Dolphin Energy Company
801 Travis Street, Suite 2100
Houston, Texas 77002
Re: Estimated Prove Reserves and Future Revenue
Dear Mr. Heath:
At your request, I have estimated the proved reserves and future revenue, as of December 31, 2009, attributable to interests owned by Blue Dolphin Exploration Company and Blue Dolphin Petroleum Company, subsidiaries of Blue Dolphin Energy Company (collectively “Blue Dolphin”). It is my understanding that the proved reserves in this report constitute 100 percent of all proved reserves owned by Blue Dolphin. These reserves are associated with certain oil and gas properties located in the Gulf of Mexico. This report has been prepared for Blue Dolphin’s use in filing with the U.S. Securities and Exchange Commission (“SEC”).
This report has been prepared using the SEC’s new definitions and guidelines, and with the exception of the exclusion of future income taxes, conforms to the Financial Accounting Standards Board’s (FASB’s) guidance on extractive industries — oil and gas. The new guidelines specify the use of a 12-month first-of-the-month average benchmark price, the use of reliable technologies to establish reserves estimates, the change from certainty to reasonable certainty for proved undeveloped reserves, a 10 percent discount factor and constant prices and costs.
The following table summarizes the estimated net reserves and revenue:

	Estimated Net Reserves(1)			Estimated Future Net Revenue
	Oil and				Discounted at
	Condensate	Gas	NGL	Undiscounted	10% Per Year(5)
Proved Reserve Category	(MBbl)(2)	(MMcf)(3)	(MBbl)(2)	(M$)(4)	(M$)(4)
Developed
Producing	0.1	16	—	$47	$43
Non-Producing	0.7	112	—	318	293

Undeveloped	—	—	—

Total Proved(6)	0.8	128	—	$365	$336

(1)	The definitions for all reserves incorporated in this study have been set forth immediately following this letter.

(2)	MBbl = thousands of barrels.

(3)	MMcf = millions of cubic feet.

(4)	M$ = thousands of dollars.

(5)	The discounted future net revenue is not represented to be the fair market value of these reserves.

(6)	The reserves and revenues in the summary table were estimated using the Aries economics program. Due to the rounding procedures used in this program, there may be slight differences in the calculated and summed values.

Proved oil and gas reserves are those quantities of oil and gas which, by analysis of engineering and geoscience data, can be estimated with reasonable certainty to be economically producible from a given date forward. The basis for estimating the proved producing reserves was the extrapolation of historical production having an established decline trend. Volumetrics and/or analogy were used for forecasting properties where insufficient data were present for production decline extrapolation. Production histories were provided by Blue Dolphin and checked using published production data and federal reporting records. The reserves for other reserve categories were estimated by the volumetric method considering well logs, core analyses, geologic maps, etc., and/or by analogy to adjacent comparable wells.
The evaluations presented in this report, with the exceptions of those parameters specified by others, reflect my informed judgments based on accepted standards of professional investigation but are subject to those generally recognized uncertainties associated with the interpretation of geological, geophysical and engineering information. The result of future operations, governmental policies, curtailed production rates, prices received and operating costs may cause the total recoverable quantity of oil and gas to vary from the forecast rates presented in this report.
The available geologic and engineering data were furnished by Blue Dolphin for my review. Gas volumes are expressed in millions of cubic feet (MMcf) at standard temperature and pressure. There are no gas imbalances in the reserve estimates. The oil reserves shown in this study include crude oil and/or condensate. Oil and natural gas liquids (NGL) volumes are expressed in thousands of barrels (MBbl), with one barrel equivalent to 42 United States gallons.
The benchmark oil and gas prices used in this study are the 2009 12-month average of the first trading-day of the month spot prices posted for the West Texas Intermediate (WTI) oil and Henry Hub natural gas, per the SEC’s new guidelines. Oil and NGL prices are based on a benchmark price of $61.08 per barrel and have been adjusted by lease for gravity, transportation fees and regional price differentials. Gas prices per thousand cubic feet (Mcf) are based on a benchmark price of $3.78 per Mcf and have been adjusted by lease for Btu content, transportation fees and regional price differentials. The adjustment is based on the differential between historic oil and gas sales and the corresponding benchmark price. The oil, NGL and gas prices were held constant for the economic life of the properties as specified by the SEC.
Lease operating cost data were provided by Blue Dolphin for my review. The average lease operating costs and overhead costs for the prior 12 months, or for the months available, for each property were utilized for this study. Capital expenditures are included as required for workovers, the future development of new wells and for production equipment. All costs have been held constant in this evaluation. Existing or potential liabilities stemming from environmental conditions caused by current or past operating practices have not been considered in this report. No costs are included in the projections of future net revenue or in our economic analyses to restore, repair, or improve the environmental conditions of the properties studied to meet existing or future local, state or federal regulations.
The estimated future net revenues shown are those that should be realized from the sale of estimated oil, NGL and gas reserves after deduction of severance taxes, ad valorem taxes and direct operating costs. No deductions have been made for federal income taxes or other indirect costs, such as interest expense and loan repayments. Surface and well equipment salvage values have not been considered in the revenue projections. The estimated reserves included in the cash flow projections have not been adjusted for risk. The reserves included in this study are estimates only and should not be construed as exact quantities. Future conditions may affect recovery of estimated reserves and revenue, and all categories of reserves may be subject to revision as more performance data become available.

Blue Dolphin provided ownership interest in the properties, and I accepted the extent and character of ownership (working interest and net revenue interest) as represented. I conducted no independent well tests, property inspections or audits of completion and operating expenses as part of this study.
I am an independent geologist. I do not own any interest in the properties studied, nor have I been employed by Blue Dolphin on a contingency basis. I have used all necessary methods and procedures in the preparation of this report for the evaluation of these properties.
Yours truly,
William J. Driscoll
Geologist

/s/ William J. Driscoll
William J. Driscoll
Geologist

Professional Qualifications of Primary Technical Person
The conclusions presented in this report are the result of technical analysis conducted by Mr. William D. Driscoll who was the sole technical person responsible for overseeing the estimate of the reserves, future production and income.
Mr. Driscoll is an independent geologist. He has been professionally associated with the energy industry for more than 48 years. During that time he has served in various technical and management capacities in oil and gas exploration and production with an emphasis on the estimation and evaluation of petroleum reserves. From 1991 until his retirement in 2003, Mr. Driscoll served as Manager of Geology for Blue Dolphin Energy Company where he was responsible for coordinating and supervising staff and consulting engineers of the company in ongoing reservoir evaluation studies for the Texas and Louisiana Gulf Coast of the Gulf of Mexico. From 1985 to 1990, he provided geology services to the energy industry as an independent consultant. From 1972 to 1985, he served as Division Manager and Vice President of Geology for Florida Exploration Co., where he was responsible for planning and carrying out extensive onshore and offshore exploration and development programs. Mr. Driscoll began his career with Chevron Oil Company in 1961 having held various geological and geophysical positions until 1972. Mr. Driscoll earned a Bachelor of Science and Master of Science in Geology from Southern Methodist University in 1959 and 1961, respectively.